Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following is a call script first used by Suncor Energy Inc.’s information agent with respect to the offer on November 13, 2015.

Outbound: Hello my name is <insert your name>, I am calling on behalf of Suncor Energy Inc. (“Suncor”) with respect to their Offer to purchase all of the shares of Canadian Oil Sands Limited ( “COS” or “Canadian Oil Sands”), may I please speak with <insert Shareholder name> concerning his/her investment in COS <wait for reply>

Inbound: Thank you for calling the inquiries line for the Suncor’s Offer to purchase all of the shares of COS. How may I help you? <Wait for the reply> May I please speak to you about the Suncor Offer? <Wait for the reply>.

If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

As you may know, on October 5th, Suncor announced its intention to purchase all of the shares of COS at a purchase price of 0.25 of a Suncor share per one share of COS.

Since October 5, 2015, the trading price of Suncor’s shares has continued to increase as result of, among other things, strong third quarter 2015 results which were, to a significant extent, attributable to Suncor’s integrated business model. As the Offer consists of Suncor shares, this increase in Suncor’s share price has increased the effective price Suncor is offering for the Shares and the premium being offered to Shareholders over the October 2, 2015 Share price.

The Offer consideration, as at October 30, 2015, represented an implied acquisition price of $9.73 per COS share and a premium of 57% based on the closing price of the COS shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Suncor shares on the TSX on October 30, 2015.

[Shareholder name] Do you have any questions on the Suncor Offer and do you plan on tendering your COS shares to the Offer?

(Notate and proceed – inform Shareholder that he/she can visit www.suncorofferforcanadianoilsands.com to download our Offer circular and the Notice of Variation and Change for all up to date relevant information. Offer to walk through “Reasons to ACCEPT” below).

May I please leave a toll free number in case you have questions? Please dial at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@dfking.com. Also, please continue to visit www.suncorofferforcanadianoilsands.com for further information.

IF “YES” OR POSITIVE RESPONSE:

Excellent, please remember the Offer is open for acceptance until 5:00 p.m. (Calgary time) on December 4, 2015, unless the Offer is extended or withdrawn. We encourage you to tender your COS shares well in advance of the deadline to ensure they are received in time. Do you have any questions on how to tender your COS shares?

<await response – if yes, provide instructions on how to tender. Beneficial holders (holding shares through brokers) should contact their brokers/IAs and inform them that you are accepting Suncor’s Offer. Registered holders (share certificates under their names) should complete and execute the Letter of Transmittal (LOT) and deliver it to the Depositary together with the share certificates and other required documents. If share certificates are not readily available, complete and execute the Notice of Guaranteed Delivery (NOGD) and deliver to the Depositary.>

We thank you for your support.

IF NO ASSISTANCE IS PROVIDED:

We thank you for your support. Please let us know if you have any questions.

(PROCEED TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

May I ask what is stopping you from accepting Suncor’s Offer?

[Shareholder name] Suncor believes that it is making a full and fair Offer, and that the Offer represents a premium valuation for your COS shares. The Offer also provides the opportunity for COS shareholders to acquire ownership in Suncor, Canada’s leading integrated energy company, with a diverse mix of growth assets, a strong track record of returning value to its shareholders through stable and growing dividends and shares repurchases and an investment-grade credit profile.

In addition to the reasons for COS Shareholders to accept the Offer outlined in the Summary and Section 4 of the Circular, “Reasons to Accept the Offer,” COS shareholders should consider the updated information in respect of the reasons below:

➢        Shareholders Gain an Immediate Premium AND Will Retain Upside Oil Price Exposure with the Added Benefit of Downside Protection – Shareholders will essentially retain their oil price exposure following the successful completion of the Offer. Shareholders will not only be better protected in the near term period of low oil prices, they will also be better positioned for any long term oil price recovery. Over the last five years, Suncor’s share price has largely benefited from the same upside exposure to oil prices as COS’ share price. At the same time, Suncor’s share price has been insulated to the downside by its integrated business model. COS does not enjoy this downside protection, given its single non-operated asset business model. In addition, you will get the immediate advantage of the premium that Suncor is offering for your shares of 57% based on the closing price of the COS Shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Suncor Shares on the TSX on October 30, 2015.

➢        Suncor Can Walk Away from the Offer if its Conditions are Not Met on December 4, 2015 – If Suncor’s conditions are not met on December 4, 2015, Suncor has no obligation to extend the Offer and the Offer may expire pursuant to its terms. In this event, Suncor will not be obligated to take up or pay for any COS shares tendered to the Offer. Suncor’s conditions require, among other things, that 66-2/3% of the shares have been validly tendered to the Offer and not withdrawn on December 4, 2015 and that Suncor is successful in its application to the Alberta Securities Commission (ASC) to terminate the New Rights Plan of COS.

In the event that the conditions of the Offer, are not met on December 4, 2015, and Suncor lets the Offer expire pursuant to its terms, the market price of the COS shares could, in the absence of any alternative transactions available to COS, decrease significantly to at, or below, COS’ pre-Offer trading price of $6.19 per share.

➢         COS Continues to Release Guidance that is Unlikely to be Achieved – While COS has been disclosing plans to improve performance at Syncrude over the past several years, it has consistently failed to deliver. To date in 2015, COS has already revised down their production guidance twice, most recently on October 19, 2015 when it estimated that its share of production from Syncrude for 2015 would average between 93,000 barrels per day and 98,000 barrels per day. Suncor believes that COS is unlikely to achieve anything but the bottom end of the guidance range. Suncor notes that in order for Syncrude to achieve the 95 million barrels of production for 2015, which COS recently expressed confidence in, Syncrude would be required to operate at 100% capacity for the remainder of the year, which is consistent with COS’ history of over promising and under delivering.

➢        No Informational Imbalance – In COS’ Directors’ Circular dated October 19, 2015 and subsequent disclosure, COS claims that Suncor has an informational advantage as a result of its participation in Syncrude. In particular, COS has implied that the timing of the Offer unfairly disadvantages Shareholders in light of the expected timing for public disclosure by COS of information derived from any update to Syncrude’s 2015 budget and outlook for 2016, which it has stated is expected to be disclosed in early December of 2015. There is no informational imbalance. This is simply not true.

Suncor has the same information as all of the parties involved in the Syncrude joint venture, including COS. To the extent that COS has any information about Syncrude which is material to its operations, that information should have been disclosed already by COS. In line with Syncrude’s past practice, the Syncrude Management Committee meeting at which the 2016 Syncrude budget is scheduled to be approved will be held in late November 2015. There is nothing preventing COS from releasing its view of the Syncrude budget, or any additional information about Syncrude, prior to the expiry of the Offer on December 4, 2015. Refer to page 2 of the Notice of Variation and Change for more information.

(AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be tendering your COS shares to the Suncor Offer?

IF YES: PROCEED TO “IF YES” ABOVE

If NO: (NOTATE FEEDBACK)

I understand.

(PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance tendering your COS shares, please do not hesitate to contact us toll free at 1-866-521-4427. We also encourage you to continue to visit our website www.suncorofferforcanadianoilsands.com for updates. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, and Notice of Variation and Change dated November 12, 2015 prior to making a decision with respect to the Offer.

Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf of Suncor Energy Inc. with respect to their Offer to purchase all the outstanding shares of Canadian Oil Sands Limited. Since October 5, 2015, the trading price of Suncor’s shares has continued to increase, as a result of, among other things, its strong third quarter 2015 results which were, to a significant extent, attributable to Suncor’s integrated business model. As the Offer consists of Suncor shares, this increase in Suncor’s share price has increased the effective price Suncor is offering for Canadian Oil Sands Limited shares and the premium being offered to Shareholders over the October 2, 2015 Canadian Oil Sands Limited Share price. As at October 30, 2015, the Offer represented an implied acquisition price of $9.73 per Share and a premium of 57% based on the closing price of the Canadian Oil Sands Limited Shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Suncor Shares on the TSX on October 30, 2015. Kindly call us toll-free at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or visit www.suncorofferforcanadianoilsands.com for additional information. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015 and Notice of Variation and Change dated November 12, 2015, prior to making a decision with respect to the Offer.Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This script is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This script does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 and Notice of Variation and Change dated November 12, 2015, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this script has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this script and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this script, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

FORWARD-LOOKING STATEMENTS

This script contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including: statements about the Offer (including the proposed transaction summary (consideration and timing)); Suncor’s reasons for COS Shareholders to accept the Offer (including shareholders will retain upside oil price exposure with the added benefit of downside protection (and be better protected in the near term period of low prices and be better positioned for any long term oil recover) and that COS’ guidance is unlikely to be achieved); and information about the Syncrude 2015 budget and production guidance and outlook for 2016, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by correspondence request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.